EPIGENCARE INC.



ANNUAL REPORT

110 Bi County Blvd. Ste. 122
Farmingdale, NY 11735, USA

This Annual Report is dated March 31, 2019.

BUSINESS

EpigenCare is a biotechnology company that is focused on epigenetic-based consumer solutions for wellness and beauty. EpigenCare is currently connecting consumers with the best skincare products through a direct-to-consumer personal epigenomics test. Its recommendation engine lets skincare companies target products to consumers based on the epigenetic effects of the product ingredients on the consumers' skin profile. The company's structured ecosystem ensures data sold to companies are solely and directly for the consumer's individualized benefit, which can be transparently tracked via blockchain technology without revealing the consumer's identity.

Previous Offerings

Between March 19, 2018 and July 31, 2018 we sold 72052 token shares ("EPIC Tokens") in exchange for $0.40 per token share under Regulation Crowdfunding. These tokens are convertible into Common Stock are a rate of 5 tokens to 1 Common Stock share.

During this same period, we also sold 4500 token shares under a Regulation D offering (SEC EDGAR File 021-303276) in exchange for 3.7 Ethers, a cryptocurrency at current approximate market value of $217.60 per Ether as of July 22, 2019. These token shares hold the same conversion rights to Common Stock.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – FY 2018 Compared to FY2017

Since our April 2017 inception, we have been primarily funded by the shareholders and related party, Epigentek Group Inc., to cover some basic operating costs, particularly website development and R&D. These amounts are detailed in the attached Financial Statements.

We have not yet generated any notable sales; a total sales amount of $5,436 which was derived from pre-orders as part of our early investor offering and public beta test program in March 1, 2019.

We were awarded a grant of $25,000 from Johnson and Johnson's Digital Beauty Quickfire Challenge in April 2019.

Liquidity and Capital Resources

At March 31, 2019, the Company had cash of $39,210

Debt

The related party, EpiGentek Group Inc., of the Company has provided a credit of line of $100,000 with 1% interest rate. As of March 31, 2019, EpiGentek has funded the Company's operating expenses in the amount of $63,159, inclusive of the sublease rent payments. The original payment deadline of December 31, 2018 has been temporarily extended until official launch of EpigenCare's first product, estimated to be in early 2020.

As of March 31, 2019, the Company has convertible debt of $29,284 in total which was from the funds raised from StartEngine ($28,501) and the Company's own website ($783.36).

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

- William Lee, CEO, CFO, Director, Co-Founder
- Weiwei Li, CSO, CFO, Director, Co-Founder
- Jessica Li, CFO, Director, Co-Founder

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of March 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	William Lee (Mineola, NY)	15840000 shares		33%
Common Stock	Weiwei Li (Woodbury, NY)	17760000 shares		37%
Common Stock	Jessica Li (Woodbury, NY)	14400000 shares		30%

RELATED PARTY TRANSACTIONS

The Company leased its office and lab space, located at 110 Bi County Blvd, Suite 122, Farmingdale, NY, with a one-year sublease term from its related party EpiGentek Group Inc. The monthly payment on the sublease agreement was $1,000 per month. EpiGentek Group Inc. is majority controlled by the same majority shareholders of the Company, William Lee, Adam Weiwei Li, and Jessica Li. The related party, EpiGentek Group Inc., of the Company has provided a credit of line for $100,000 with 1% interest rate. The original payment deadline of December 31, 2018 has been temporarily extended until official launch of EpigenCare's first product, estimated to be in early 2020.

OUR SECURITIES

Our authorized capital stock consists of 80,000,000 shares of common stock, par value $0.0001 per share. As of March 31, 2019, 48,000,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

A revenue share based on all sales revenue, including pre-orders, will be paid to all holders of EPIC tokens, according to a fixed proportion of 60,000,000 tokens. All payments will be issued in ETH (Ethereum). An earnings report will be published once per quarter. Revenue paid out as part of this revenue sharing program shall only be revenue from any blockchain-tracked sales transactions using ECARE utility tokens (any credit card purchases for products or services including test and ad sales will have ECARE seamlessly transacted as if ECARE was purchased and instantly spent). Revenue sharing payments will be issued (either through a claiming or airdrop process) at the end of the 1-year holding period after the 4th earning report and an internal audit, followed by quarterly payments for the subsequent years: 15%, 10%, and 5% of revenue in years 1, 2, and 3, respectively. For accounting purposes, EPIC tokens in possession of investors will be considered convertible debt.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 22, 2019.

EPIGENCARE INC.



By   _____

    Name: William Lee

    Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, William Lee, Principal Executive Officer of EpigenCare Inc., hereby certify that the financial statements of EpigenCare Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer

I, William Lee, the Chief Executive Officer of EpigenCare Inc. hereby certify that the financial statements of EpigenCare Inc. and notes thereto for the periods ending March 31, 2018 (beginning date of review) and March 31, 2019 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $30,436; taxable income of $30,436 and total tax of $32.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 22, 2019.



_____ (Signature)

 Chief Executive Officer

July 22, 2019

EPIGENCARE INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
March 31, 2019 and 2018

EpigenCare Inc.
Index to Financial Statements
(unaudited)

EPIGENCARE INC.
BALANCE SHEETS
MARCH 31, 2019 AND 2018
(unaudited)

	Mar 31, 19	Mar 31, 18
ASSETS		
Current Assets		
Checking/Savings		
Chase Bank	38,427.13	7,345.00
Total Checking/Savings	38,427.13	7,345.00
Other Current Assets		
Cash	783.36	0.00
Prepaid Expense	10,796.75	0.00
Receivable - Others	697.99	0.00
Security Deposit	0.00	138.00
Total Other Current Assets	12,278.10	138.00
Total Current Assets	50,705.23	7,483.00
Fixed Assets		
Furniture and Equipment	422.62	422.62
Lab Equipment & Computer	3,093.41	0.00
Accumulated Depreciation	-85.00	0.00
Total Fixed Assets	3,431.03	422.62
Other Assets		
Business Start-up Cost	26,368.57	21,861.99
Organization Cost	0.00	1,300.00
Website Development	19,686.98	17,227.62
Total Other Assets	46,055.55	40,389.61
TOTAL ASSETS	**100,191.81**	**48,295.23**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Account Payable	11,579.08	15,004.08
Total Accounts Payable	11,579.08	15,004.08
Credit Cards		
Capital One	560.27	0.00
Total Credit Cards	560.27	0.00
Other Current Liabilities		
Accrued Expenses	1,632.00	1,182.00
Due to Other Company	63,159.02	37,888.67
Total Other Current Liabilities	64,791.02	39,070.67
Total Current Liabilities	76,930.37	54,074.75
Long Term Liabilities		
Convertible Debt	29,284.16	0.00
Total Long Term Liabilities	29,284.16	0.00
Total Liabilities	106,214.53	54,074.75
Equity		
Capital Stock	8,000.00	8,000.00
Retained Earnings	-13,779.52	0.00

Net Income	-243.20	-13,779.52
Total Equity	-6,022.72	-5,779.52
TOTAL LIABILITIES & EQUITY	100,191.81	48,295.23

EPIGENCARE INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED March 31, 2019 and 2018
(unaudited)

	Apr '18 - Mar 19	Apr '17 - Mar 18
Ordinary Income/Expense		
Income		
Sales	5,436.38	0.00
Total Income	5,436.38	0.00
Cost of Goods Sold		
Packaging	1,484.70	246.61
Research and Development	3,327.04	3,480.65
Shipping Charges	145.19	0.00
Total COGS	4,956.93	3,727.26
Gross Profit	479.45	-3,727.26
Expense		
Advertising and Promotion	972.39	0.00
Bank Service Charges	0.00	30.00
Computer and Internet Expenses	0.00	1,281.35
Funding Cost	2,450.14	0.00
Insurance Expense		
Disability Insurance	170.36	0.00
Workers Compensation	810.00	0.00
Insurance Expense - Other	1,370.18	0.00
Total Insurance Expense	2,350.54	0.00
Marketing	1,803.86	0.00
Media & News Release	499.00	2,298.00
Merchant Service Fee	173.31	0.00
Office Supplies & Office Cost	310.94	624.63
Payment Service Fee	191.97	0.00
Professional Fees		
Accounting	1,600.00	1,150.00
Professional Fees - Other	1,800.00	0.00
Total Professional Fees	3,400.00	1,150.00
Rent Expense	13,100.00	3,879.19
Taxes		
NYS Corp Tax	32.00	32.00
Total Taxes	32.00	32.00
Telephone Expense	240.00	0.00
Travel Expense	113.50	757.09
Depreciation	85.00	0.00
Total Expense	25,722.65	10,052.26
Net Ordinary Income	-25,243.20	-13,779.52
Other Income/Expense		
Other Income		
Business Award	25,000.00	0.00
Total Other Income	25,000.00	0.00
Net Other Income	25,000.00	0.00
Net Income	**-243.20**	**-13,779.52**

EPIGENCARE INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED **March 31, 2019 and 2018**
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
#	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	48,000,000	4,800	-	-	$ 4,800.00
Contributed capital	-	3,200	-	-	$ 3,200.00
Net income (loss)	-	-	-	(13,780)	$ (13,779.52)
March 31, 2018	48,000,000	$ 8,000	$ -	$ (13,780)	$ (5,780)
Shares issued for debt conversion	15,310	29,284	-	-	$ 29,284.16
Shares issued for cash	-	-	-	-	$ -
Conversion of preferred stock	-	-	-	-	$ -
Discount on convertible debt	-	-	-	-	$ -
Stock option compensation	-	-	-	-	$ -
Net income (loss)	-	-	-	**(243.20)**	$ (243.20)
March 31, 2019	48,015,310	37,284	-	(14,023)	23,261

7

EPIGENCARE INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED March 31, 2019 and 2018
(unaudited)

	Apr '18 - Mar 19
OPERATING ACTIVITIES	
Net Income	-243.20
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Cash	-783.36
Prepaid Expense	-10,796.75
Receivable - Others	-697.99
Security Deposit	138.00
Account Payable	-3,425.00
Capital One	560.27
Accrued Expenses	450.00
Due to Other Company	25,270.35
Net cash provided by Operating Activities	10,472.32
INVESTING ACTIVITIES	
Lab Equipment & Computer	-3,093.41
Accumulated Depreciation	85.00
Business Start-up Cost	-4,506.58
Organization Cost	1,300.00
Website Development	-2,459.36
Net cash provided by Investing Activities	-8,674.35
FINANCING ACTIVITIES	
Convertible Debt	29,284.16
Net cash provided by Financing Activities	29,284.16
Net cash increase for period	31,082.13
Cash at beginning of period	7,345.00
Cash at end of period	**38,427.13**

8

NOTE 1 – NATURE OF OPERATIONS

EpigenCare Inc. was formed on April 28, 2017 ("Inception") in the State of New York. The financial statements of EpigenCare Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Farmingdale, New York.

EpigenCare Inc. is a privately held personal epigenomics and digital biotechnology company based in New York. The company offers a direct-to-consumer epigenetics test to assess the dynamic state of one's skin type and quality and subsequently generate an actionable analysis report with scientifically matched skincare product recommendations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from public beta test sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for both financial reporting purposes and income tax purposes. Website development cost will be capitalized and amortized over the estimated useful lives of the related assets. Depreciation has been recorded at the fiscal year ending on March 31, 2019. Amortization will be recorded when the Company has regular sales.

	Cost	Estimated useful life In years
Equipment	$ 423	5
Lab Equipment & Computer	$3093	5
	Depreciation -$85	

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Debt

As of March 31, 2019, the Company has convertible debt $29,284 ("EPIC tokens") in total which was from the funds raised from StartEngine ($28,501) and the Company's website ($783.36).

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The company's future minimum annual lease payment is as follows:

	Amount
March 31, 2020	$12,000

Rental expense paid to its related party at March 31, 2019 was $12,000.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue 80,000,000 common shares with a par value of $0.0001. As of March 31, 2018, there were 48,000,000 shares of common stock issued and outstanding. The company has no designation of any preferred stock.

Between March 19, 2018 and July 31, 2018 we sold 72052 token shares ("EPIC Tokens") in exchange for $0.40 per token share under Regulation Crowdfunding. These tokens are convertible into Common Stock at a rate of 5 tokens to 1 Common Stock share.

During this same period, we also sold 4500 token shares under a Regulation D offering (SEC EDGAR File 021-303276) in exchange for 3.7 Ethers, a cryptocurrency at current approximate market value of $217.60 per Ether as of July 22, 2019. These token shares hold the same conversion rights to Common Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Occupancy
The Company leased its office space, located at 110 Bi County Blvd, Suite 122, Farmingdale, NY, with one-year sublease term from its related party EpiGentek Inc. The monthly payment on the sublease agreement was $1,000 per month.

Due to other Company
The related party of the Company has funded the Company's operating expenses to date through a $100,000 credit line. These expenses are anticipated to be reimbursed once the Company obtains sufficient funding. As of March 31, 2019, the Company owed $63,159 in total to its related party.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after April 28, 2017 (inception date) through July 22, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.